Exhibit (a)(54)

Exhibit (d)(38)

31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

By Hand

Direct Dial: +1 202 912 5045
The Honorable Sidney H. Stein	E-mail: william.wallace@cliffordchance.com
United States District Judge
United States Courthouse
500 Pearl Street	June 17, 2010
New York, NY 10007

Re:	Alan G. Stevens v. Sembcorp Utilities Pte Ltd., 10 Civ. 4481 (SHS)

Dear	Judge Stein:

I am counsel to Defendant Sembcorp Utilities Pte Ltd. (“Sembcorp”) in the above referenced case. We were advised this afternoon by counsel for Plaintiff that there is a hearing scheduled for tomorrow morning at 10:30 a.m. in connection with various motions filed today. Although the complaint in this case purports to arise from Sembcorp’s launch of a voluntary tender offer on May 21, 2010, Plaintiff waited until June 7, 2010 to file his complaint and waited until today to seek emergency injunctive relief. Although we received copies of Plaintiffs moving papers yesterday evening, Plaintiff has not yet served the complaint nor the moving papers on Sembcorp.

Assuming it is Plaintiff’s plan to serve his papers on Sembcorp late this evening, we enclose two courtesy copies of the following submissions, which we will file if Sembcorp is in fact served:

1.	Sembcorp’s Opposition to Alan G. Stevens’ Motion for a Temporary Restraining Order and Preliminary Injunction and His Motion for Expedited Discovery and for Setting a Hearing on Plaintiff’s Motion for a Preliminary Injunction; and

2	Declaration of Anthony M. Candido dated June 17, 2010 with Exhibits.

By filing these submissions, we are not intending to appear generally on behalf of Sembcorp, nor are we intending to waive any defenses available to Sembcorp. We are intending only to avoid the Court being put in a position of receiving Sembcorp’s opposition papers tomorrow morning without any opportunity to consider them. If Plaintiff persists in not serving Sembcorp, for whatever reason, our appearance tomorrow will be a special appearance only.

Sembcorp opposes injunctive relief in this case for the reasons stated in the enclosed opposition papers, and also opposes Plaintiff’s request for expedited discovery. Because the complaint filed in this case does not even begin to adequately allege a claim for which relief can be granted, Sembcorp plans to file a motion to dismiss the complaint and for such other relief as the Court may deem appropriate. Pursuant to 15 U.S.C. § 78u-4(b)(3)(B), all discovery in this case will be stayed automatically pending a ruling on the sufficiency of Plaintiff’s complaint.

Respectfully submitted,

William E. Wallace

Enclosures

cc: All Counsel